Exhibit 12

Consolidated Natural Gas Company
Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended
	12 Months Ended March 31, 2004	2003	2002	2001	2000	1999
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ 1,112	$ 1,022	$ 950	$ 604	$ 360	$ 210
Distributed income from unconsolidated investees, less equity in earnings	(17)	(14)	(16)	(6)	13	(12)
Fixed charges included in the determination of net income	173	169	168	170	184	149
Total earnings, as defined	$ 1,268	$ 1,177	$ 1,102	$ 768	$ 557	$ 347

Fixed charges, as defined:
Interest charges	$ 223	$ 223	$ 227	$ 181	$ 173	$ 137
Rental interest factor	14	13	11	11	11	12
Total fixed charges, as defined	$ 237	$ 236	$ 238	$ 192	$ 184	$ 149

Ratio of Earnings to Fixed Charges	5.35	4.99	4.63	4.00	3.03	2.33